July 28, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (570) 387-4049

Mr. Lance O. Diehl
President and Chief Executive Officer
CCFNB Bancorp, Inc.
232 East Street
Bloomsburg, PA  17815

Re:	CCFNB Bancorp, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Form 10-Q for the Fiscal Quarter Ended March 31, 2005
	File No. 0-19028

Dear Mr. Diehl:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


*    *    *    *    *    *    *

Form 10-K for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 61

1. We note your disclosure that you evaluated the effectiveness of your disclosure controls and procedures and internal controls and procedures for financial reporting within 90 days prior to the date of your Form 10-K. Please revise to clarify that your evaluation of the effectiveness of your disclosure controls and procedures was as of the end of the fiscal year. If your evaluation was as of a date other than the end of the fiscal year, please tell us how you believe you have complied with Section II.F.1 and 3 of the SEC`s Final Rule on Management`s Reports On Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports (Release Nos. 33-8238 and 34-47986).

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Controls and Procedures, page 23

2. We note that your discussion of controls and procedures is identical to the discussion you included in your Form 10-K.
Please
revise to include the disclosures required by Item 307 of Regulation
S-K as of the end of the quarter.

General

3. To the extent you revise your Form 10-K and 10-Q as a result of the above comments, please also revise your management certifications pursuant to the Sarbanes-Oxley Act of 2002.


*    *    *    *    *    *    *

      As appropriate, please amend your filing or respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review, as appropriate. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.

								Sincerely,



	                        	 John P. Nolan
				Accounting Branch Chief

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Mr. Lance O. Diehl
CCFNB Bancorp, Inc.
July 28, 2005
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